Filed by Kansas City Southern

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

(Commission File No. 001-04717)

Date: September 16, 2021

Canadian Pacific Railway

September 16, 2021

Corporate Speakers:

•	Chris de Bruyn; Canadian Pacific Railway Limited; MD of IR & Treasury

•	Keith Creel; Canadian Pacific Railway Limited; CEO, President & Director

•	Patrick Ottensmeyer; Kansas City Southern; CEO, President & Director

•	Nadeem Velani; Canadian Pacific Railway Limited; Executive VP & CFO

•	John Brooks; Canadian Pacific Railway Limited; Executive VP & CMO

Participants:

•	Chris Wetherbee; Citigroup Inc.; MD & Lead Analyst

•	Tom Wadewitz; UBS Investment Bank; MD and Senior Analyst

•	Walter Spracklin; RBC Capital Markets; MD & Analyst

•	Ivan Yi; Wolfe Research, LLC; VP of Equity Research

•	Amit Mehrotra; Deutsche Bank AG; Director and Senior Research Analyst

•	Justin Long; Stephens Inc.; MD

•	Brandon Oglenski; Barclays Bank PLC; VP & Senior Equity Analyst

•	Steve Hansen; Raymond James Ltd.; MD & Equity Research Analyst

PRESENTATION

Operator: Good morning. My name is Brittany, and I will be your conference operator today. At this time, I would like to welcome everyone to the Canadian Pacific and Kansas City Southern’s Joint Conference Call. The slides accompanying today’s call are available at www.investor.cpr.ca and investors.kcsouthern.com. (Operator Instructions) I would now like to turn the call over to Chris de Bruyn, Managing Director, Investor Relations and Treasury, to begin the call.

Chris de Bruyn: Thank you, Brittany. Good morning, and thank you for joining us today to discuss yesterday’s merger announcement. With me here today are Keith Creel, President and Chief Executive Officer of Canadian Pacific; Pat Ottensmeyer, President and Chief Executive Officer of Kansas City Southern; Nadeem Velani, Executive Vice President and Chief Financial Officer of Canadian Pacific; Mike Upchurch, Executive Vice President and Chief Financial Officer of Kansas City Southern; John Brooks, Executive Vice President and Chief Marketing Officer of Canadian Pacific; and David Meyer, Regulatory Counsel.

This presentation includes forward-looking statements and non-GAAP measures as outlined on Slide 2. The formal remarks will be followed by Q&A. In the interest of time, we would appreciate if you limit your questions to one. It is now my pleasure to introduce Mr. Keith Creel.

Keith Creel: Okay. Thanks, Chris. Good morning. Let me start by saying it’s an honor to be here today in Kansas City with Pat and the team. I think it’s only appropriate that we started our first day of our future together is the CPKC family together. So we flew down last night to join the team. I couldn’t tell you properly capture how excited we are about this powerful combination that we’re going to get to speak more to today. So on behalf of the Canadian Pacific and the Kansas City Southern Boards, we’re excited to combine to create the first U.S., Mexico, Canada rail network.

The rationale for this transaction was compelling in March, when we first announced it and what we knew to be true then, even more so now, so it’s even more compelling today. We’ve got an opportunity to bring 2 iconic companies together, which both have an unparalleled track record in service, safety and efficiency. The combined company will remain the smallest of the U.S. Class I roads, while injecting competition into the North American transportation landscape.

We continue to see challenges. Undeniable that the pandemic is right on our supply chain, so this combination makes even more sense today. It creates stability and opportunity for our customers in the North American transportation network.

Patrick Ottensmeyer: Okay. Good morning, everybody. This is Patrick Ottensmeyer. Thanks, Keith, for your opening comments there. And thank you for coming to Kansas City for this historic day and announcement of a historic transformative transaction. Speaking from the Kansas City side — Kansas City Southern side, we’re very excited about the merger between these 2 terrific historic and iconic franchises. Kansas City Southern and Canadian Pacific have been the 2 fastest-growing railroad in the industry for the recent past.

And as Keith has mentioned, this merger, this combination is driven by growth, driven by opportunity for North America that this one-of-a-kind North American rail franchise is going to create. Not only will we participate in the growth that USMCA and other factors are creating for a resurgence of manufacturing in North America, we believe that this combination, the creation of this North American network, will help drive that growth and attract manufacturing and investment back to all 3 countries in North America.

As we’ll talk further, this creates truck competitive options, single-line service options to leverage this network and provide significant environmental advantages, reduced carbon emissions by converting truck traffic to the railroad. We will both achieve diversification in our service offering for both companies versus what we have today and access new markets, new growth opportunities in the future.

From the Kansas City Southern side of the equation, we think this benefits our employees by enabling us to become part of a larger and growing truly North American Continental enterprise. I think it’s particularly significant that Keith and his management team chose to come to Kansas City for the announcement and sessions that we’re having here today, clearly validates and reinforces his commitment to Kansas City and the employees of Kansas City Southern.

We will have the opportunity to create unparalleled service offerings for the U.S., for Mexico and Canada and all points in between, terrific footprint, port access, access to some of, if not the most of the major growing industrial markets across North America.

We’ve previously talked through the synergy opportunities, but it bears repeating that this transaction is built on growth, on creating new outlets for customers, extending environmental benefits of rail and creating new competitive options for single-line rail service that doesn’t exist today. That single-line service, you’ll hear us talk a lot about that. That is significant in that it avoids interchanges, avoids those opportunities that generally add cost and add time, create more truck-like service offerings, particularly in the intermodal space.

We know that the market that this combined network connect are very large and growing freight markets dominated by truck and the creation of new single-line service is going to be very attractive to our customers, and the benefits of rail from a standpoint of climate and safety and other public benefits are pretty well understood and pretty powerful. So with that, I will turn the presentation back to Keith.

Keith Creel: Okay. Thanks, Pat. A couple of fine points on the transaction itself, which both the KCS and the CP Board’s unanimously support. The transaction values the KCS at $300 per share to 34% premium to the KCS at affected price. KCS shareholders will receive 2.884 Canadian Pacific shares and USD 90 in cash for each common share resulting in the KCS shareholders owning 28% of the combined company.

CP will raise $8.5 billion in debt to finance the cash portion of the acquisition. The KCS shareholders will receive cash consideration in shares upon closing and trust, which could be as early as Q4 2021.

Let me ask Nadeem now to talk about some of the compelling value creation of the transaction.

Nadeem Velani: Thanks, Keith. So we’re extremely confident that the CPKC combination creates significant operating and financial efficiencies, leading to strong earnings growth upon deal approval and significant cash flow generation. Following final approvals of the deal expected in the second half of 2022, the combined entity will be able to utilize best practices across our company for increased operating efficiency.

As a result, we expect expense synergies of $180 million through a combination of improved fuel efficiency, lower G&A, equipment rents as well as facilities, IT spend and licensing. We’ve been overwhelmed by the positive response from customers, this proposal, that gave us the confidence to increase our revenue synergy estimates. John will get into a little bit more detail shortly. But when fully realized, after a 3-year period, we expect annual $800 million of EBITDA growth through the incremental revenues of just over $1 billion, which will be achieved through the combination.

Combined with the $180 million of expense synergies, we expect to generate $1 billion in EBITDA based in over 3 years. Ultimately, you should expect that CPKC franchise to deliver what investors have come to expect from us, industry-leading margins, high single-digit CAGR of revenue growth and return on invested capital in excess of 16%.

With that, let me just pass it over to John.

John Brooks: All right. Thanks, Nadeem. As Pat and Keith have already said, this is a combination built on growth. And we have a high confidence in our ability to exceed the $1 billion in synergies. I can tell you we’ve pressure tested these synergies. I have most of my career, but in particular, over the last year or so, the customer response is overwhelmingly positive. CPKC truly unlocks new capacity for the industry and builds supply chain resiliency in a time we all know we need it more than ever.

No customers will be left behind. There are winners and losers. We will provide new markets, new routes, new alternatives to reach consumers across North America. We see growth opportunities equally across all lines of businesses and customers big and small. I look at our ag book business, and this becomes a real game changer. This deal links our origin and production risk franchise to new export and domestic consumption markets we simply can’t get to today.

On the Intermodal front, this gives us access from Mexico through Texas and into the U.S. Midwest and Canada, and will create new competition and powerful opportunities for customers to take trucks off the road.

On the automotive front, manufacturers in Mexico will gain single-line access in a market such as Minneapolis, Chicago, Detroit and of course, into Canada.

And finally, I’m particularly excited about the ability to continue to extend our reach to our short line and regional partners as they will continue to be a critical part of our growth engine. And our combined transload network provides new options for non-rail-served customers to convert truck to rail. We are and will continue to be keenly focused on our CP and KCS customers through this journey. With that, I’ll pass it back over to Keith.

Keith Creel: Thanks, John. A couple of comments on the transaction timing. As we all know, the STB approved our CPKC Voting Trust back in May of this year. We were extremely intentional to not change any pertinent facts in our renewed merger agreement, which we have submitted along with a amended notice of intent to the STB yesterday, obviously, for their review.

With that said, we see a clear path to completion with the previous voting trust approved. The gating times will be the shareholder votes and approvals in Mexico. On the shareholder vote aspect, we expect votes in December of this year. On the Mexican approval process, we expect that to take 2 to 4 months.

With that said, we expect to close and trust, Q1 2022, which would enable KCS shareholders to receive their consideration to the fall with an objective and a drive still if we can get the Mexican approvals to close in the fourth quarter of this year.

So let me wrap it up. I think we’ll open it up for questions. Undeniably, we’ve demonstrated our commitment to this transaction for the last 5 months, I’ll tell you. It’s been a journey. It’s been 1 worth traveling. We’re ready to get to work, close this in the trust, securing ultimate STB approval and integrating these 2 iconic companies into something neither could achieve alone.

We’re excited, we’re energized. We’re ready for the future, ready to go to work for the shareholders, for the customers, for our employees, our CPKC family and for the communities that we serve. With that said, we’ll open it up to questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) And we will take our first question from Chris Wetherbee with Citigroup.

Chris Wetherbee: Congratulations, everybody on getting the deal accomplished. Maybe sort of a big picture question here for Keith. When you think about the revenue synergy opportunities, the cost synergy opportunities, and just sort of continued improvement on both of these networks over the course of a multiyear period post transaction closing, it looks like you could sort of be well on your way towards a 50-ish type of OR and potentially even better depending on what type of sort of inputs you want to put in the model.

So in the context of what we’re seeing was sort of freight disruption, maybe a little bit more sort of cautionary commentary from the STB over the course of the last couple of weeks. Do you see that as something that is a potential negative or potential gating factor to kind of getting improvement? Do you think you can kind of live up to the full potential business and still sort of balancing the dynamics of service as well as some of the regulatory concerns?

Keith Creel: Yes. Chris, I do believe. I think it’s all about balance. I’ve said this before, and I’ll restate this today. We’re not seized with operating ratio. Operating ratio in and of itself is actually an outcome. It’s the way we run the business. When you run the business the correct way, you run it controlling your cost, not slashing burning, bringing investing into your network so that you can become more efficient, you can become safer, you can provide more reliable truck-like service to your customers who own most of those assets.

There’s something in it for them other than just the service. There’s a cost benefit to that as well. So we call that the total value of the transportation that we sell. That’s what we bring to the table. So again, it’s a balance and it’s a full-circle model. It’s not about just cutting cost. It’s not about being seized with operating ratio. It’s about driving earnings growth. The operating ratio was an outcome. The operating income, obviously, is an outcome.

So what we intend to do? We’re not going to focus on operating ratio. We’re going to focus on the right investment so that we can unlock the right capacity so that we can compete for new business so that we can grow and add jobs, so that we can be more for our customers, so that they can win in marketplaces that perhaps they don’t serve today. And we can bring some supply chain stability to North America connecting 3 countries that allows and provides the backbone and the platform for all those companies that are sitting there today pulling their hair out because their supply chains are upside down.

Pulling their hair up because their cost and their inflation is going up because they have put so much risk into supply chains that are offshore. So as they onshore, if you provide that backbone, we believe that, that provides the stability and the faith and the confidence in the trust for those companies to spend their capital dollars, investing on our railroad so that we can connect them to their end markets or connect their supplies to their manufacturing facilities. So it truly is a holistic approach. It’s not a singularly focused approach.

And it just happens to be that when you do it that way, operating ratio was a positive outcome. It’s just a measure of how efficiently you run your business. It doesn’t mean it’s a license to run your business in the ground. It doesn’t mean it’s a license to abuse employees or to cut jobs just to satisfy Wall Street.

I think if you run the business the right way, as a default, you’re going to satisfy Wall Street, while you make your customers happy while you make your employees happy and why you serve the communities and ultimately serve the public interest in the backbone and the strength of this U.S. rail network, which is what the regulators mandate is most concerned with.

And when you can do that in today’s world and take thousands of trucks off the road and have such a positive impact to our ESG goals and objectives into the environment that we all depend upon in years of global warming and focus that’s on that, I think, again, all those attributes, this combination uniquely unlocks, allows all that to happen.

So again, I’m always going to respect the regulator. I’m not going to speak for the regulator. I know that they have plenary authority, and I know that they will use it if it’s necessary. My objective and intent in this company is it’s never going to be made necessary for the regulator to step in. We’re going to complement what their mandate is, not conflict with it.

Operator: And we will take our next question from Tom Wadewitz with UBS.

Tom Wadewitz: Congratulations also on the deal and on persisting through this exciting process. I’m sure you could think of other words as well. But congratulations. Wanted to get your thoughts on how the regulatory process?

It looks like — I think it seems pretty fair to say it’s a pro-competitive deal, and yet you would imagine other railroads and customers might ask for something through the approval process. So I’m just wondering if you could offer some thoughts on what might be risks related to approval? What potentially could constrain you in the upside potential that John referred to with respect to gateways? And how those work?

Keith Creel: Tom, that’s a great question. And let me start with this obvious statement. We realized that customers going to have their ask and their concerns. We understand that our railroad partners and competitors are going to have their list of ask and concerns. But the risk comes in only if we don’t act in a responsible way and we’re not of our word.

We’ve said that we’re going to keep interchanges open. We’ve said that physically, commercially, we’re going to work closely with our interchange partners. We’re not going to price them out of lanes. We’re not going to behave in a predatory manner that creates that kind of risk. So with that said, now I’ll go back to the facts.

This is uniquely different than any other transaction. This is an end-to-end combination. There’s no debits and credits here. There’s not 1 customer, 0, again, I’ve said this. The truth matters. It’s a powerful number. It’s hand in glove. We connect in Kansas City. We’re this morning at our yard that we’ve operated for over 80 years together.

What’s going to change tomorrow is we’re going to operate it better together because we’re going to be 1 company. So at the end of the day, we’re not going to create that fact uniquely. Some of the previous mergers, some of those concessions have dealt with overlap. They’ve dealt with competitive concerns. They dealt perhaps with predatory behaviors and/or service disruptions, indoor, all those kind of issues and noise that historically have not boded well.

And understandably the customer, they’ve got some scars. So we’re not going to minimize that. We’re going to be transparent. We’re going to work closely with them. But at the end of the day, this transaction in these 2 companies and our track record do not represent the same set of facts nor the risk that those previous transactions have entailed.

So we’re optimistic that when we sit down with our customers, we listen to their concerns, they’re going to understand that. And we’re going to take that same approach with our interchange customers. I’m not here to go to war with UP or BNS or CN or CSX or NS. We’re going to compete fiercely where we compete.

We’re going to partner closely where we partner in our interline moves. And we’re going to provide great transportation for our customers in a very unique way that we think is going to attract investment to this network, and it’s going to enable success for the U.S. rail system overall.

John Brooks: Tom, this is John. This is — it’s about growth, as we’ve talked about. And frankly, the ability for us to work with our interchange partners to grow the pie, while at the same time, our existing and new customers to create infrastructure, to move more grain out of the Midwest into Mexico, to grow our overall share in growing that pie is the objective. And I think, as Keith specifically said, as long as we listen to our customers, we create the form and avenue that allow them to help shape what our products look like. And with the service they require to enable this growth, I think we’re just going to be just fine in this front.

Keith Creel: Tom, I’ll make 1 more comment to add a bit of color to what John said. If nothing else, you said this in the beginning, this has been a journey, it’s been a battle, it’s been 1 worth thought. But it’s also been one that’s very eye-opening and educational and has allowed us to get closer to our customer than we were before the start.

So we partnered with our customers. We had a tremendous amount of support and enthusiasm for this deal when we originally announced it for all those reasons. And then, of course, when KCS shifted tracks for a short period of time, we also got the experience of our customers that were disappointed because of the opportunities in the markets and all those things that this combination uniquely brought to them that they felt was slipping away.

So we’ve understood better than we ever have, the things we’re excited about, the things they’re concerned about, which allows us to do better business with those customers to get to a solution sooner rather than later. And we fully anticipate with reasonable minds and open minds and reasonable approaches, we’ll be able to get to agreements with all those constituents.

And at the end of the day, the STB when it comes to having to impose concessions because agreements can’t be made, it will be because it’s something that’s completely unreasonable and unrealistic only. It’s not because this team is being kind of reasonable and unrealistic. And I think at the end of the day, the STB will see that, and we’re going to do our best to make sure they understand that. And at the end of the day, I’ll stand by those facts, and we’ll accept the decisions that they may or may not make.

Operator: Your next question comes from Walter Spracklin with RBC Capital Markets.

Walter Spracklin: Congrats on the deal here. So I want to go back to the growth opportunity that Keith, you and John talked about that $820 million, and a lot of the inbounds I get is what the upside is there and can you achieve even more than the $820 million.

And so my question to you is that when you look at your end markets, and if you do overshoot and you get — you do better than $820 million, perhaps this is best for John. John, where do you — what areas are you most excited about? What area do you see as having the most potential for exceeding the projections that you have built into the $820 million right now.

John Brooks: Yes. I guess, first of all, Walter, I fully expect to exceed. The great thing about what we’ve been able to do, I’d say, over the last year in my experience with Pat and his team over the years is what we’ve identified as tangible opportunities are a real concrete. We’ve got a list that’s been built that will just be chomping at the bit to get after.

But until you can fully look under the hood, and get into the details until you begin to overlay, and a perfect example, if you think about our domestic intermodal product across Canada, until we instill the discipline, and not only in the operating side of the business, but the ability to go sell that product in the marketplace, then you start reaping the benefits of what that generates.

And I fully expect in intermodal being an area that I know we’ve continued to be conservative. This is as much about creating that product, creating that momentum and then overlaying and selling to the customers. I can tell you, just thinking about the ability to replicate what we’ve been able to develop without Port of Vancouver across this, this expanded network becomes excited. we are going to compete vigorously in this automotive industry.

And I think we’ve been, again, frankly, conservative in that space. And once the product is in place overlaid with our best-in-class service and best-in-class damage prevention, I think there’s a tremendous amount of opportunity there.

And Walter, you know my background in being in the ag space. We’ve got a lot of synergies built in that area, but I’m also completely convinced that once we get into that business and start to develop our 8,500-foot bulk product onto the KCS and lengthen those trains and accelerate those train cycles, I have no doubt there’s opportunity to grow share in that space also.

Patrick Ottensmeyer: And I might just add that we’ve seen — again, this is Pat. We’ve seen pretty good growth, as you all know, in our cross-border intermodal. We know that market is huge. It is a very large truck market. It — the market and the customers will embrace the additional capacity, the addition of a truly single-line service from Central Mexico all the way up into the Great Lakes and into Canada.

So it’s just a matter of time to show and to prove that we can deliver the consistent, reliable, resilient service that intermodal shippers and premium automotive expect and demand. And once we do that, there — we know the market is there. So I agree with John. I think it’s a matter of time that revenue synergy number will be exceeded, just a matter of how quickly.

Operator: Our next question comes from Scott Group with Wolfe Research.

Ivan Yi: This is Ivan Yi on for Scott Group. Can you please discuss cost synergy opportunities here? It looks like you’ve raised, obviously, the revenue synergy guidance since the original deal, but left the cost synergies unchanged. Is there any potential upside here?

Keith Creel: Well, listen, I’ve been doing this long enough to know you don’t know what you don’t know, and we’ve become better railroaders every day. We’re partnering with very operating-focused team at KCS, a tremendous amount of talent here. We obviously have quite a bit of experience at implementing the PSR operating model.

And again, as a result of that, efficiencies are derived because you’re turning assets efficiently, you’re operating the business, controlling your costs, for the lack of a better term, that’s probably the best way to say it. So when it comes to synergies, they’re there, natural outcomes to a point, but we’re not focused on synergies. This is not a synergy-driven transaction. It’s a growth-driven transaction. So the synergies are modest.

Obviously, we’re not targeting any job cuts. We’re not targeting shutting down yards. We have none of those thoughts in our heads. What we see is an immediate opportunity in that space. There’s some G&A expense. Obviously, we’ve got duplicate IT groups. We’ve got a headquarters building here in Kansas City, which we’re very, very happy that KCS owns. Contrary to CP, we’re in downtown Minneapolis, where our operation center is located and John’s offices and our IT folks are.

We lease that space. We were actually facing a decision in 2025, and that lease runs out to build our own facility, on our own property in St. Paul. Now we don’t have to do that again. So there’s going to be some shift, some pluses and minuses there. But at the end of the day, when you’re focused on growth and the revenue that’s going to come, the people that want to work are going to have an opportunity to work.

Minneapolis, St. Paul is a major work location for the CP network. It’s the only hub we have in our system. It’s going to become more important to this combined network, not less important. So again, we’re going to get more efficient with locomotives. We’re going to get more efficient with fuel. We’re going to have some G&A., those are modest numbers.

They were 100 — I think 180s what we targeted in our initial synergy. That’s what we’ve left it out. And again, it’s like anything else. If we’re doing our jobs and becoming better every day, you can expect this team to exceed, the synergies that we placed in there. But again, it’s not our focus. It should be a natural outcome, but it bells in comparison to the growth opportunity and the synergies from the revenue.

Operator: Your next question comes from Amit Mehrotra with Deutsche Bank.

Amit Mehrotra: Keith, I wanted to ask if you can just expand on your comments around the opportunities to develop the Mexican ports as the West Coast, U.S. West Coast alternative? I think I think people would agree that Lazaro is an attractive port, but there’s probably a greater potential there to invest in and develop.

And I wanted to understand kind of how you’re thinking about that opportunity? And then just related to that, this $820 million of incremental revenue, can you just talk about the mixed characteristics of that revenue, either from a length of haul or balance of the network or revenue per unit? It’d just be helpful to understand kind of what this incremental revenue allows you to do from a mix and fluidity perspective, really from balancing out the network more than it already is?

Keith Creel: Thank you. I’m going to let John cover the second part. And I’m going to briefly comment about the Port of Lazaro’s and then get Pat to add some color here. So the way I see this in simple terms, it’s a 3-pronged approach. You’ve got Vancouver in the West, you’ve got Fort St. John in the East, you’ve got Lazaro’s in the Southernmost tip. We all understand the problematic challenges, the supply chain challenges, the capacity challenges that the Western ports on the U.S. ports have experienced.

They have historically, they continue to experience that. So we believe that if we can provide an efficient, reliable alternative, that we can create the density with this 3-coast network opportunity this creates to attract additional business and discharge at the Port of Lazaro’s. So that’s the basic fundamental principle. Pat’s got a bit of the history and the color here. But connecting the Canadian markets to the Mexican markets, and this all being part of that sort of that mouse trap for the lack of a better term, I think, is essential.

Patrick Ottensmeyer: Yes, I would add that if you look at Lazaro, you do a Google Earth shot of all of the ports up and down the West Coast of North America, and you will see that Lazaro looks very different. First of all, there’s just a tremendous amount of space. The Port Authority over the years has invested a significant amount of money in rail infrastructure to connect the pork complex, the 2 terminals that are there.

Intermodal terminals that today, I think, have in excess of 2 million TEUs and the capability to grow to probably double that. One little fun fact that obviously we know is that the rail miles between Lazaro and Houston, actually 300 miles shorter than L.A. to Houston. But of course, the big story is the congestion at the port in L.A. versus Lazaro. So we know and we still believe that there is a — long term, there’s going to be interest.

And when you have a rail network that can connect all 3 ports — 3 major ports in North America, East Coast and West Coast, offer our global ocean shipping customers some options for asset and vessel utilization that may not exist anywhere else. That’s going to be a pretty attractive and I think a pretty compelling value proposition for them. And as the situation on the West Coast just gets tighter and tighter, the capacity is going to be very valuable. So I think there’s just no doubt.

Lazaro’s sweet spot as kind of a stand-alone sport — port, irrespective of the connection to the rest of North America that this network is going to have, is really Texas, the Gulf Coast, the Southeast. And as you all know, those are big markets. So there’s no question with the right approach, the right service levels, consistency and service, there’s just a tremendous amount of growth potential at Lazaro.

John Brooks: Maybe just a comment around — I’m going to call the mix question. If you think about the $1 billion in synergies, I break it down simply as maybe 1/3, 1/3, 1/3. So 1/3, we’ll call premium intermodal, automotive business; 1/3 the ECP, the merchandise, more single carload manifest-type opportunity; and then the remaining 1/3 being our bulk fertilizer and ag, and in those types of commodities as you think about the synergies. I can tell you though, something that particularly excites me as I look at, as you combine the companies, the mix of the overall amount of traffic really diversifies certainly the CP franchise.

We’ve been heavy intermodal and bulk and not traditionally strong in our, what I’ll call, single box car, manifest type merchandise traffic. And if you look at the combined franchise, and that’s about 45% to 50% of the franchise is made up in that space. And it excites me because that’s old school. That’s blocking and tackling and rolling up sleeves and working with single manifest customers to convert more to rail and turn their assets faster and create value in those ways through our daily service. So that’s what the mix will look like. And that’s — I think you can think about those synergies as kind of 1/3, 1/3, 1/3, as I stated.

Operator: We will take our next question from Justin Long with Stephens.

Justin Long: I wanted to ask a question about the Mexican approval process. So is your intention to get Mexican regulatory approval prior to the shareholder vote? And as we think about the Mexican regulatory review process, I just wanted to get your sense for the visibility around that 2- to 4-month time line that Keith, I believe, you mentioned and your sense of a successful outcome here? I don’t know how much you’ve been able to diligence that process, but would love to just get a little bit more color.

Patrick Ottensmeyer: I’ll take the second part of that, Justin. This is Pat. We’ve learned a lot in the last few months about the Mexican approval process just by the nature of the questions that they have asked. We are hopeful that the Mexican, the antitrust agency has kind of gotten warmed up on how to look at a merger like this. I was in Mexico City the last 2 days and came back last night, meeting with a number of our important contacts in the federal government.

And I will say, I think there’s a lot of excitement and positive feeling about this combination from the Mexican side of the equation. They see this as a real benefit for Mexican companies, Mexican manufacturers, attractive — characteristics to attract new investment in Mexico because of the way this will connect to the rest of North America.

But those are all other government officials, high-level cabinet level ministers in Mexico and not the COFECE. So again, we think we’ve learned a lot about what COFECE’s interests are. There’s no question that there’s no direct competitive issues here. As you all know, I mean Kansas City is the only point where KCS and CP touch.

So there’s no direct competitive issues. What we’ve learned, by some of the questions that COFECE has asked, they’re interested in sort of the possibility that there is a web of ownership or other interest that could be harmful or detrimental to competition in Mexico. There are none here to be concerned about.

The other factor that we will have to deal with is as a result of some of the austerity measures that President Lopez Oberdor has continued to pursue in the federal bureaucracy, the COFECE is understaffed and we expect that that’s going to be a bit of a speed bump here in terms of getting this through, but that certainly doesn’t foretell of any issues.

But we will be as actively engaged as we possibly can to move this process along quickly. And again, I think, hopefully, the work that COFECE has put in the past 3 or 4 months will be helpful and useful to just put them in the right frame of mind, to pick up with a new application and move it through as quickly as possible.

Keith Creel: And then finally, on the transaction processes themselves. Obviously, on the regulatory side, as I mentioned, we filed our amended notice for our merger application yesterday with the STB, as we’ve been very public about. We never stopped working on our merger application. We had anticipated and hope we come to this date to date. So with that belief, we maintained a parallel process.

So we’re in a very good place. We’re going to get with the KCS team and have actually already started that work yesterday. To complete that merger application, we intend to submit it mid-ish next month in October. And then to the shareholder side, obviously, we have to make our SEC filings. We have to make our proxy filings.

Those will be completed and brings us to a place we believe we’ll be able to have a shareholder vote early to mid-December at the latest, assuming all those processes go as we expect them to. So the vote will happen before the COFECE most likely get the approval. And then finally, once COFECE comes through, then we’ll close into trust and the company will be running trust. We’re asking for a 10-month time line from the STB to review the merger application.

Obviously, the STB can take the time they deem necessary. We know it’s going to be a robust review. We anticipate that. We’re going to work in support of that. But we hope that and believe that it can be concluded in that time frame in a reasonable fashion and bring us to a pro forma company October, November of 2022. That’s what best case looks like, and that’s what we’re going to work our tails off to be able to achieve.

Operator: Your next question comes from Brandon Oglenski with Barclays.

Brandon Oglenski: Keith or Pat, I guess we’ve seen challenges with network integrations across lots of transport modes, including rails if we go back in time. I guess what have you guys learned from those past issues? And what mitigants do you have from a people perspective or a culture perspective, and then more from physical network integration and systems integration as you look forward?

Keith Creel: I’ll start with the last 2. Those are critical. Those are essential. And if you really get into the history of what’s happened and understand where things went, I guess, wrong in a bad way, it’s about those systems, and it’s about not doing your homework and not being methodical and ensuring that all those back shop systems that all of our business is based on are functioning and communicating. So that work, in all honesty and transparency, it also began back in March.

So James, who’s with me here today, he leads the team. He’s working with his counterpart at the KCS. So it’s not that they’re starting from 0. They already have a very robust plan. James and Mike actually together back in March, comparing all of our systems, identifying the disconnects, identifying the go-forward platform. So that work has already begun. It’s something that, again, they’ll be very intentional into, and we’re going to have some time to make sure we get it right.

And we’re not going to flip the switch, for the lack of a better term, until we’re confident that, that’s going to work seamlessly for the business and for our customers so that we don’t recreate. And we’ve got a bit of experience in this, too. Not the same scale, but certainly the same methodical disciplined process. We recently integrated the CMQ Railroad. We went through that process back in 2019-2020, and it was seamless.

So at the end of the day, we’ve got the experience, we know what needs to be done, and we’re going to getting it done and we’re going to do it the right way so that customers don’t have to expect nor should they have to tolerate that kind of avoidable disruption.

Brandon Oglenski: And Keith, maybe from the culture side, the people side?

Keith Creel: Yes, the culture side, the people side, listen, we’re starting again from a place of strength. We’ve got 2 like-minded companies. Obviously, there’ll be nuances, I can tell you myself. Culture is the key, it’s the foundation. We’re going to come at this from a sense of identifying best practices. There are some things that the KCS team do and do well to do better than us, and we’re going to learn from them and vice versa.

We’re going to get boots on the ground. We’re going to get out on the property, myself and Pat. During this time of STB review, we’re going to spend a lot of time doing integration planning. We’re going to spend a lot of time interacting with the employees. This represents significant change for the KCS employees. I recognize that change comes stress, then comes anxiety. But this is a good story. We’re going to get out and tell it. We’ve got a very specific leadership model that we’ve implemented and integrated in CP that I’ve been very hands-on developing.

It’s to me, it’s what legacy is all about. It’s based on leadership and leaving it better. And we’re going to work with our partners on the KCS and deploy that during this interim period. We haven’t put the plan together, but Mark is working on it. He’s going to work closely with John Ore and integrating and rolling out that leadership development training, which is the foundation of how we run our business. It’s how we create constructive tension. It’s how we deliver a safe product and a consistent product and control costs and continually work to get better day-in and day-out. It’s a journey. It’s not a perfect railroad.

CP is not. KCS is not. CPKC will not be perfect. But rest assured, when we make mistakes, we’re going to strive for perfection and safety. We’re going to strive for perfection in our service and our performance, financials for the customer. And when you do that, and you’re committed to change in growth and learning from your mistakes and working in lockstep with your entire company, it’s not just about managers.

It’s most about our employees. It’s the class. It’s the men and the women that actually move these trains. They are the experts in how to get those trains over the railroad in a safe and efficient manner. You’d be amazed at what you can learn when you listen. And I know that Pat has stepped in and embraces that, as John Ore and the team at KCS. So again, it’s not going to be a shock. I think it’s going to be a complementing.

I think you’ll be surprised how quickly we can do it. And with that approach, and I’ve done this a few times to me, that is the path to success. We’ll get by and we’ll get commitment. Our employees collectively together will be part of that culture change. That’s where ownership comes from, and that’s where change is actually woven into the DNA of who we are as railroaders day in and day out.

And I look forward to that. I’m ready to start that immediately. And I know Pat feels the same way. We’ll pick up where we left off back in May, when we had our first town hall, which out of that town hall drove meaningful change already that stand alone. And I thought about this after we sort of got — we broke up for a little while. Like, man, all the things we did in Kansas City and Montreal, and I’ve got a — our competitor might get to benefit from that. But then I thought it’s still a joint agency.

We still get our share of the benefits. But it just gave me energy for what’s out there. And again, it’s not just on the KCS network. There are KCS officers that we’re going to integrate on the former CP network, and they’re going to see things and identify opportunities that we haven’t seen the trees for the forest either. So I think that humble approach, nobody is going to have hurt feelings. We’re going to be transparent.

We’re going to be humble. We’re going to work together to grow and drive change. Our objective is to be the best railroad in North America, best for our shareholders, best for our customers, best for our employees and best for our — the communities we operate in and through. That’s what success is about, and that’s what the potential of this company identifies and offers all of us. We just have to go out and realize it. And that’s what we’re going to do. We’re going to get to work quickly doing that.

Patrick Ottensmeyer: I might just add a couple of comments here. And I know, just by virtue of working so closely with Keith over the last few months, again, with a brief interruption here, that Keith has a lot of respect for what we have done here at Kansas City Southern over the last few years. They clearly see this as a combination of 2 strong companies, not a weak sister here.

The fact that Keith originally was the one who came up with the name of the combined company and the significance of putting Kansas City and the name of the company, the significance of selecting Kansas City, if you just do a quick look at the math, your visual, your blind eye will lead you to Kansas City as really the heart, almost the geographic center of this network.

And the fact that Keith chose, I did not invite or suggest that he come to Kansas City. He chose to come to Kansas City for this session today, and we have other engagements with the employees and the leadership team here today to mark this historic announcement.

That all is extremely powerful to send the message that is going to be very sensitive to the culture and going about this the right way so that we truly — when we have the opportunity to combine and integrate that it’s going to be a company that hopefully will hit the full stride and get out of the gates very quickly in terms of execution and delivering the benefits of this combination.

Operator: Your next question comes from Steve Hansen with Raymond James.

Steve Hansen: Congratulations again as well. Just quickly on part of the process sort of planning, I suppose, behind the scenes and certainly recognize and respect the importance of the independents as part of the voting trust process.

I mean what ability do you have, Keith, to start introducing any new service options or routes in advance of an approval that might start to get that process going? You’ve already described a bunch of integration planning that will take place. But from a revenue standpoint, can you start to introduce any new routes on your side independently that might be a precursor for some of that revenue synergies in the future?

Keith Creel: Simply said, we can introduce anything that we normally would introduce as an interline move. So obviously, as we learn each other’s networks, I’m sure there’s going to be some interline opportunities that perhaps we didn’t know what we didn’t know. So we would expect that, that could be a possibility.

But again, at the end of the day, Pat will have complete autonomy and his team to do what’s in the best interest of KCS when they’re in trust. I can’t dictate nor I ask or direct, and I will not. We’ll have discussions.

We’ll see opportunities. And if Pat decides it’s in KCS’ best interest while in trust and keep the size that’s in CP’s best interest, while KCS is in trust, and obviously, if it’s a solution for the customer and interline opportunity, we’re going to put it in place. It’s our responsibility to do that. But as far as exercising any kind of control, I cannot and I will not.

Patrick Ottensmeyer: Steve, I might add. I would tell you, we’ve had, as I said, overwhelming customer well support since day 1. But over the last couple of days, the outreach has been — well, it’s just made it super exciting. But with that, I’ve got 2 or 3 customers already that are looking at expanding facilities or building new facilities that would ultimately support a single line haul to move their products as part of this combined network. We will fully intend to push those opportunities immediately.

But as Keith described, it’s stand-alone and you’ll have to work from interline perspective between our 2 companies. And if it does, we’ll be able to possibly begin moving freight interline as soon as those deals could come together. And then if, in fact, they do, obviously, those routes or opportunities would reap the benefit as all customers would with single line haul routes in the future.

Keith Creel: I’ll tell you 1 thing, Steve, we will do, if we get away from the commercial side, and this will be, I think, important to our customers and give them sort of a taste of what’s to come. I guarantee you that Mark Redd and John Ore will sit down and whiteboard operationally. What blocking, what operational changes can KCS do to take work out of CP’s network?

And what can CP do perhaps in our hump and St. Paul to help KCS to increase their fluidity to increase or reduce better said cycle times on customers’ fleets to create capacity and to create more opportunities for lower revenue and to create consistency in service and velocity? So those are things as interline partners and as well as a pro forma company that make just good business in. So that does not have to wait.

We already know from our trip here in Kansas City, there’s some things that CP can do with our crews to help additional — create additional capacity and fluidity here in this terminal. That’s going to benefit uniquely KCS and the customers they serve while they’re in trust. So we certainly will do those things.

But again, that’s what makes sense operationally so that both of our customers collectively can get better ride, better service, better reliability, better revenue growth. That does not happen — that will happen today. In fact, Mark and I and John and Pat are going to talk about some of that stuff over here today.

Operator: We will take our next question with a follow-up from Amit Mehrotra with Deutsche Bank.

Amit Mehrotra: Keith, I wanted to ask you, come back to the OR discussion and I fully appreciate the operating ratios and output. CP has just obviously been very successful in growing the business and growing it with good cost control, and that’s obviously translated to the industry best operating ratio.

But as you guys pursue the 8%, 9%, 10% a year growth for the next 3, 4, 5 years and you are able to generate incremental margins that are in the 70%, 80% level that you guys have been doing for the last many years, the way the math works is obviously, you have an operating ratio of a sub-50% by 2025.

And that’s just the way the math works in the model. And I wanted to get your perspective on do you think there’s a ceiling on a railroad operating ratio? Or do you think really the growth ultimately will be a function of where that goes, given how high the incremental margins can be in the business relative to where margins are today? Just getting your perspective on that, I think, would be very helpful.

Keith Creel: Yes. I think if you control your cost and you layer on growth to the network, then obviously, margins should improve. That said, again, I’m not seized or focused on the operating ratio. It’s an outcome.

The only way I get focused and concerned about operating ratio is if it puts me at a competitive disadvantage If it puts my cost basis to a point where I can’t compete in a lane for my customer and make a buck doing it and earn cost of capital and reinvest in the network, so we can continue to provide good paying jobs and growth and all those things our customers and employees expect, then I’m concerned.

And I’ve lived that world. That’s why I came to CP. We were at a competitive disadvantage in a dramatic way to our primary competitor in Canada. We didn’t have the money, the cash flow to invest in the rail infrastructure. We took holidays on ballast. We pushed ties. We robbed Peter to pay Paul for a lack of a better term to pay the power deal. That’s not a place for a business to sustain long-term by building success.

And that’s what rail works out to do. It’s a capital-intensive business. It requires a lot of investment, continually to run it safely and efficiently and to continue to create capacity for today’s traffic as well as tomorrow’s growth. And that’s what PSR allows us to do. It’s about, again, controlling costs, turning assets, strategic investments so that you can grow and still provide great jobs for your employees, high-paying jobs for your employees.

In fact, some of the highest paid jobs, if you look at what a lot of our employees make. It’s — they work their tails off, but they enjoy a high standard of living. So we want to continue to do that. And in fact, we want to do more of that. We run the business the right way. We grow, we bring this business on to this network that we’re talking about and that I believe will exceed those expectations.

Then yes, we’re going to have margin improvement along the way. But again, it’s an outcome. I’m not going to be concerned with it. I’m concerned about growth. I’m concerned about earnings growth as well, job growth for our employees and allowing our customers to grow in their markets and win with our superior service.

And I think if you do that, the customers are going to be happy, the employees are going to be happy, the regulator is going to be happy.

Okay. Let me wrap it up and again, let me finish where I started. We’re excited to be in Kansas City. This is a marriage that we have been — we’ve been courting KCS for a while now. We’ve had to really work hard. We’re tickled to be here. We’re not taking it for granted. We feel blessed to have this opportunity, and we’re excited to get to work as a CPKC family to create unique, compelling value across the entire stakeholder base, for all stakeholders, not for 1 individual.

Thank you for your time. We look forward to seeing you out on the property. We talk soon.

Operator: This concludes today’s conference call. You may disconnect your lines.